EXHIBIT 12

	Ratio of Earnings to Fixed Charges
	Year Ended December 31,
(in thousands)	2016	2015	2014	2013	2012

Pretax income from continuing operations (1)	$99,221	$135,716	$84,194	$83,439	$68,011

Fixed charges
Interest expense	8,270	7,834	7,480	1,973	2,177
Debt issuance cost	1,526	1,564	3,290	319	67
Total fixed charges (2)	9,796	9,398	10,770	2,292	2,244

Noncontrolling interest in pretax income (3)	-	-	-	876	5,381
Capitalized interest (4)	2,179	2,875	2,530	1,973	2,177

Earnings ((1) + (2) -(3) -(4))	106,838	142,239	92,434	82,882	62,697
Fixed charges	9,796	9,398	10,770	2,292	2,244

Ratio of earnings to fixed charges	10.9	15.1	8.6	36.2	27.9